Exhibit 16.2

June 26, 2024

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for AMTD IDEA Group (“AMTD IDEA” or “Company”) and, under the date of April 21, 2023, we reported on the consolidated financial statements of AMTD IDEA and its subsidiaries as of December 31, 2022, 2021, and 2020. On April 23, 2024, the Company terminated our appointment as principal accountants. On May 13, 2024, AMTD IDEA filed its Form 20-F relating to the consolidated financial statements as of December 31, 2023.

The Form 20-F did not include a letter from us as specifically required by Item 16F of Form 20-F, and AMTD IDEA instead attached as Exhibit 16.1 a letter dated April 28, 2021, from AMTD IDEA’s former accountants who preceded us as principal accountants. This letter was previously included as Exhibit 16.1 to ATMD IDEA’s Form 20-F filing for the year ended December 31, 2020 and does not relate to the current year.

Although AMTD IDEA provided us with a draft of Item 16F language to be used in its filing, to which we responded with meaningful comments, AMTD IDEA did not provide us with its Item 16F disclosure in the form in which the Company filed it with the Commission on May 13, 2024. AMTD IDEA also did not request that we provide a letter stating our agreement or disagreement with its Item 16F disclosure, as required by Item 16F(a)(3) of Form 20-F. Instead, the Company stated that an Item 16F letter “is not obtained” from us. We have reviewed the AMTD IDEA’s Item 16F disclosure and are providing this Item 16F letter to state our position on the Company’s disclosure. We understand that it is the Company’s obligation under Item 16F(a)(3) of Form 20-F to file this letter with the Commission.

We have read AMTD IDEA’s statements under Item 16F of its Form 20-F filed on May 13, 2024, and we agree with those statements, except that:

1.	We disagree that we were “rotate[d] out,” and otherwise have insufficient knowledge to agree or disagree with the remainder of the first sentence of the first paragraph.

2.	We disagree with the second sentence of the first paragraph because it does not accurately and completely describe the circumstances of our termination.

3.	We disagree with the fourth sentence in the second paragraph to the extent it is intended to suggest that Deloitte Touche Tohmatsu declined to provide an Item 16F letter. The Company did not request such a letter in advance of filing its Form 20-F or at any time afterward.

4.	Pursuant to our letters dated April 16, 2024 and April 30, 2024, we advised the Company that information has come to our attention during the time period covered by Item 16F(a)(1)(iv) that, if further investigated, may materially impact the fairness or reliability of either a previously issued audit report or the underlying financial statements; or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent financial statements covered by an audit report (including information that may prevent it from rendering an unqualified audit report on those financial statements). See Item 16F(a)(1)(v)(C)(1)(i). These matters were raised to the Company’s attention, and the Company indicated it would investigate. However, the results of an investigation into the information, if any, have not been shared with us as of the date of this letter.

5.	Our termination was announced by press release on April 30, 2024. Given the timing of our termination, we have insufficient knowledge to have reached a conclusion as to whether any such disagreements or reportable events exist, and it should not be concluded that we agree that no such disagreements or reportable events may exist.

6.	For completeness, we were never formally authorized to respond fully to the inquiries of the successor accountant, nor were we contacted by the successor auditor. See Item 16F(a)(1)(iv)(C).

Very truly yours,